FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                              For August 13, 2002


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F X                 Form 40-F
                             ---                         ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                         No X
                       ---                        ---

                               INDEX TO EXHIBITS

Item
----

1.  AerCo Limited Monthly Report to Noteholders for August 2002.

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: August 13, 2002




                                                  AERCO LIMITED


                                                  By: /s/ Sean Brennan
                                                      --------------------------
                                                      Name:  Sean Brennan
                                                      Title: Attorney-in-Fact












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

                                                                                                Item 1


                                             AERCO LIMITED
                                         Report to Noteholders
                           All amounts in US dollars unless otherwise stated

Month                             August-02
Payment Date                      15th of each month
Convention                        Modified Following Business Day
Current Payment Date              15-Aug-02
Current Calculation Date          9-Aug-02
Previous Payment Date             15-Jul-02
Previous Calculation Date         9-Jul-02
-----------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates
-----------------------------------------------------------------------------------------------------
                                         Prior          Deposits       Withdrawals      Balance on
                                        Balance                                      Calculation Date
                                        9-Jul-02                                         9-Aug-02
-----------------------------------------------------------------------------------------------------
Expense Account                       4,575,217.31    4,851,950.76    (4,621,471.82)     4,805,696.25
Collection Account                   95,542,070.83   13,049,900.98   (13,186,668.83)    95,405,302.98
Aircraft Purchase Account                        -               -                -                 -

 - Liquidity Reserve cash balance    82,355,402.00               -      (100,000.00)    82,255,402.00
-----------------------------------------------------------------------------------------------------
Total                               100,117,288.14   29,639,313.78   (36,321,329.35)   100,210,999.23
-----------------------------------------------------------------------------------------------------

2. Analysis of Aircraft Purchase Account Activity
-----------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                        -
Interest Income                                                                                     -
Aircraft Purchase Payments                                                                          -
Economic Swap Payments                                                                              -
-----------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                 -
-----------------------------------------------------------------------------------------------------

3. Analysis of Expenses Account Activity
-----------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                             4,575,217.31
Transfer from Collection Account on previous Payment Date                                4,846,850.87
Permitted Aircraft Accrual                                                                          -
Interim Transfer from Collection Account                                                            -
Interest Income                                                                              5,099.89
Balance on current Calculation Date
 - Payments on previous payment date                                                    (3,947,505.51)
 - Interim payments                                                                       (673,966.31)
 - Other                                                                                            -
-----------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                      4,805,696.25
-----------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity
-----------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                            95,542,070.83
Collections during period                                                               13,049,900.98
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                              (1,424,782.69)
 - Permitted Aircraft Modifications                                                                 -
Interim Transfer to Expense Account                                                                 -
Net Swap payments on previous Payment Date                                              (3,422,068.18)
Aggregate Note Payments on previous Payment Date                                        (8,339,817.96)
-----------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                     95,405,302.98
-----------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                        30,000,000.00
Second Collection Account Reserve                                                       35,000,000.00
Cash Held
 - Security Deposits                                                                    17,255,402.00
                                                                                    -----------------
 Liquidity Reserve Amount                                                               82,255,402.00
                                                                                    -----------------
A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

                                             AERCO LIMITED
                                         Report to Noteholders
                           All amounts in US dollars unless otherwise stated

Current Payment Date                   15-Aug-02
Current Calculation Date               9-Aug-02
Previous Payment Date                  15-Jul-02
Previous Calculation Date              9-Jul-02
-----------------------------------------------------------------------------------------------------
Balance in Collection and Expense Account                                              100,210,999.23
Liquidity Reserve Amount                                                               (82,255,402.00)
                                                                                    -----------------
Available Collections                                                                   17,955,597.23
                                                                                    =================

4. Analysis of Collection Account Activity (Continued)
-----------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                               6,000,000.00
(II) a)      Class A Interest but excluding Step-up                                      1,656,013.56
     b)      Swap Payments other than subordinated swap payments                         3,784,764.76
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)          30,000,000.00
(iv)         Class A Minimum principal payment                                                      -
(v)          Class B Interest                                                              308,503.02
(vi)         Class B Minimum principal payment                                              70,613.01
(vii)        Class C Interest                                                              482,129.40
(viii)       Class C Minimum principal payment                                                      -
(ix)         Class D Interest                                                              708,333.33
(x)          Class D Minimum principal payment                                                      -
(xi)         Second collection account top-up                                           52,255,402.00
(xii)        Class A Scheduled principal                                                            -
(xiii)       Class B Scheduled principal                                                   538,875.87
(xiv)        Class C Scheduled principal                                                   426,806.28
(xv)         Class D Scheduled principal                                                            -
(xvi)        Permitted accruals for Modifications                                                   -
(xvii)       Step-up interest                                                              241,447.79
(xviii)      Class A Supplemental principal                                              3,738,110.20
(xix)        Class E Primary Interest                                                               -
(xx)         Class B Supplemental principal                                                         -
(xxi)        Class A Outstanding Principal                                                          -
(xxii)       Class B Outstanding Principal                                                          -
(xxiii)      Class C Outstanding Principal                                                          -
(xxiv)       Class D Outstanding Principal                                                          -
(xxv)        Subordinated Swap payments                                                             -
                                                                                    -----------------
             Total Payments with respect to Payment Date                               100,210,999.23
             less collection Account Top Ups (iii) (b) and (xi) (b) above               82,255,402.00
                                                                                    -----------------
                                                                                        17,955,597.23
                                                                                    =================

-----------------------------------------------------------------------------------------------------

                                                            AERCO LIMITED
                                                        Report to Noteholders
                                         All amounts in US dollars unless otherwise stated


Current Payment Date                             15-Aug-02
Current Calculation Date                         9-Aug-02
Previous Payment Date                            15-Jul-02
Previous Calculation Date                        9-Jul-02
-----------------------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass

----------------------------------------------------------------------------------------------------------
                                            Subclass         Subclass         Subclass          Total
Floating Rate Notes                           A-2              A-3              A-4            Class A
----------------------------------------------------------------------------------------------------------
Applicable LIBOR                              1.83875%         1.83875%         1.83875%
Applicable Margin                              0.3200%          0.4600%          0.5200%
Applicable Interest Rate                      2.15875%         2.29875%         2.35875%
Day Count                                      Act/360          Act/360          Act/360
Actual Number of Days                               31               31               31
Interest Amount Payable                     245,425.30     1,110,060.83       300,527.44
Step-up Interest Amount Payable                 NA           241,447.79           NA
----------------------------------------------------------------------------------------------------------
Total Interest Paid                         245,425.30     1,351,508.62       300,527.44     1,897,461.35
----------------------------------------------------------------------------------------------------------

Expected Final Payment Date                  15-Dec-05        15-Jun-02        15-May-11
Excess Amortisation Date                     17-Aug-98        15-Feb-06        15-Aug-00
----------------------------------------------------------------------------------------------------------
Original Balance                        290,000,000.00   565,000,000.00   235,000,000.00
Opening Outstanding Principal Balance   132,025,487.41   560,784,294.07   147,959,557.46   840,769,338.94
----------------------------------------------------------------------------------------------------------
Extended Pool Factors                           58.76%          100.00%           84.36%
Pool Factors                                    47.15%          100.00%           73.51%
----------------------------------------------------------------------------------------------------------
Minimum Principal Payment                            -                -                -                -
Scheduled Principal Payment                          -                -                -                -
Supplemental Principal Payment                       -     3,738,110.20                -     3,738,110.20
----------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                  -     3,738,110.20                -     3,738,110.20
----------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                         -
- amount allocable to premium
----------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance   132,025,487.41   557,046,183.87   147,959,557.46   837,031,228.74
----------------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass (continued)
------------------------------------------------------------------------------------ -----------------------------------------------
                                           Subclass       Subclass           Total         Subclass       Subclass          Total
Floating Rate Notes                          B-1            B-2             Class B           C-1            C-2           Class C
------------------------------------------------------------------------------------ -----------------------------------------------
Applicable LIBOR                           1.83875%        1.83875%                        1.83875%        1.83875%
Applicable Margin                           0.6000%         1.0500%                         1.3500%         2.0500%
Applicable Interest Rate                   2.43875%        2.88875%                        3.18875%        3.88875%
Day Count                                   Act/360         Act/360                         Act/360         Act/360
Actual Number of Days                            31              31                              31              31
Interest Amount Payable                  136,110.16      172,392.86                      222,173.90      259,955.50
Step-up Interest Amount Payable                NA             NA                               NA              NA
------------------------------------------------------------------------------------ -----------------------------------------------
Total Interest Paid                      136,110.16      172,392.86       308,503.02     222,173.90      259,955.50       482,129.40
------------------------------------------------------------------------------------ -----------------------------------------------
Expected Final Payment Date               15-Jul-13       15-Jun-08                       15-Jul-13       15-Jun-08
Excess Amortisation Date                  17-Aug-98       15-Aug-00                       17-Aug-98       15-Aug-00
------------------------------------------------------------------------------------ -----------------------------------------------
Original Balance                      85,000,000.00   80,000,000.00                   85,000,000.00   80,000,000.00
Opening Outstanding Principal Balance 64,813,290.68   69,302,695.69   134,115,986.37  80,912,079.86   77,630,037.98   158,542,117.84
------------------------------------------------------------------------------------ -----------------------------------------------
Extended Pool Factors                        84.84%          99.40%                          98.91%          99.04%
Pool Factors                                 78.44%          97.96%                          94.91%          96.75%
------------------------------------------------------------------------------------ -----------------------------------------------
Minimum Principal Payment                 34,124.65       36,488.36        70,613.01              -               -                -
Scheduled Principal Payment              260,418.76      278,457.11       538,875.87     217,293.01      209,513.27       426,806.28
Supplemental Principal Payment                    -               -                -              -               -                -
------------------------------------------------------------------------------------ -----------------------------------------------
Total Principal Distribution Amount      294,543.41      314,945.47       609,488.88     217,293.01      209,513.27       426,806.28
------------------------------------------------------------------------------------ -----------------------------------------------
Redemption Amount                                                                                 -               -
- amount allocable to principal                                                                   -               -
- amount allocable to premium                                                                     -               -
------------------------------------------------------------------------------------ -----------------------------------------------
Closing Outstanding Principal Balance 64,518,747.27   68,987,750.22   133,506,497.49  80,694,786.85   77,420,524.71   158,115,311.56
------------------------------------------------------------------------------------ -----------------------------------------------
--------------------------------------------------------------------
Fixed Rate Notes                                         D-2
--------------------------------------------------------------------
Applicable Interest Rate                                   8.50000%
Day count                                                  30 / 360
Number of Days                                                   30
Interest Amount Payable                                  708,333.33
--------------------------------------------------------------------
Total Interest Paid                                      708,333.33
--------------------------------------------------------------------
Expected Final Payment Date                               15-Mar-14
Excess Amortisation Date                                  15-Jul-10
--------------------------------------------------------------------
Original Balance                                     100,000,000.00
Opening Outstanding Principal Balance                100,000,000.00
--------------------------------------------------------------------
Extended Pool Factors                                       100.00%
Expected Pool Factors                                       100.00%
--------------------------------------------------------------------
Extended Amount                                                   -
Expected Pool Factor Amount                                       -
Surplus Amortisation
--------------------------------------------------------------------
Total Principal Distribution Amount                               -
--------------------------------------------------------------------
Redemption Amount                                                 -
- amount allocable to principal                                   -
                                                 -------------------
- amount allocable to premium                                     -
--------------------------------------------------------------------
Closing Outstanding Principal Balance                100,000,000.00
--------------------------------------------------------------------

                                             AERCO LIMITED
                                         Report to Noteholders
                           All amounts in US dollars unless otherwise stated

Current Payment Date             15-Aug-02
Current Calculation Date          9-Aug-02
Previous Payment Date            15-Jul-02
Previous Calculation Date         9-Jul-02
---------------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period 15-Aug-02
End of Interest Accrual Period   16-Sep-02
Reference Date                   10-Aug-02

---------------------------------------------------------------------------------------------------------------------

                                            A-2         A-3        A-4        B-1        B-2        C-1        C-2
---------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                          1.78000%    1.78000%    1.78000%   1.78000%   1.78000%   1.78000%    1.78000%
Applicable Margin                          0.3200%     0.4600%     0.5200%    0.6000%    1.0500%    1.3500%    2.0500%
Applicable Interest Rate                   2.1000%     2.2400%     2.3000%    2.3800%    2.8300%    3.1300%    3.8300%
---------------------------------------------------------------------------------------------------------------------
-------------------------------------------------
Fixed Rate Notes                            D-1
-------------------------------------------------
Actual Pool Factor                         100.00%
-------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

7. Payments per $1,000 Inital Outstanding Principal Balance of Notes
---------------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes                     A-2         A-3        A-4        B-1        B-2        C-1        C-2
---------------------------------------------------------------------------------------------------------------------
Opening Outstanding Principal Balance  132,025.49  560,784.29  147,959.56  64,813.29  69,302.70  80,912.08  77,630.04
Total Principal Payments                        -    3,738.11           -     294.54     314.95     217.29     209.51
Closing Outstanding Principal
  Balance                              132,025.49  557,046.18  147,959.56  64,518.75  68,987.75  80,694.79  77,420.52

Total Interest                             245.43    1,351.51      300.53     136.11     172.39     222.17     259.96
Total Premium                              0.0000%     0.5000%     0.0000%    0.0000%    0.0000%    0.0000%    0.0000%
---------------------------------------------------------------------------------------------------------------------
-------------------------------------------------
(b) Fixed Rate Notes                        D-2
-------------------------------------------------
Opening Outstanding Principal
  Balance                              100,000.00
Total Principal Payments                        -
Closing Outstanding Principal
 Balance                               100,000.00

Total Interest                             708.33
Total Premium                                   -
-------------------------------------------------
---------------------------------------------------------------------------------------------------------------------


                                                      Page 4 of 7
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